EXHIBIT 2.1

Daniel C. Masters (SBN 220729)
P. O. Box 66
La Jolla, CA 92038
Telephone: (858) 459-1133
Facsimile: (858) 459-1103

ATTORNEY FOR DEBTOR

                         UNITED STATES BANKRUPTCY COURT

                         CENTRAL DISTRICT OF CALIFORNIA

In re:                                  )
                                        )
                                        )  Case No.: 1:10-bk-22504-GM
                                        )
SPICY GOURMET ORGANICS, INC.,           )
                                        )
a CALIFORNIA corporation,               )  DEBTOR'S JOINT PLAN OF REORGANIZATION
                                        )
DEBTOR.                                 )  Plan Confirmation Hearing
                                        )  Date:  November 16, 2010
                                        )  Time:  10:00 AM
                                        )  Place: 21041 Burbank Blvd. Room 303
                                        )         Woodland Hills, CA 91367

                                 I. INTRODUCTION

     Spicy Gourmet Organics, Inc., a California corporation (the "Debtor" or "Proponent"), will be the Debtor in a Chapter 11 bankruptcy case which management of the Debtor expects to file in the United States Bankruptcy Court for the Central District of California (the "Court"). Chapter 11 allows the Debtor and, under some circumstances, creditors and other parties in interest, to propose a plan of reorganization (the "Plan"). This is a Joint Plan of Reorganization being proposed jointly by six parties: the Debtor, its four Subsidiaries, and one unrelated creditor.

                THIS DOCUMENT IS THE JOINT PLAN OF REORGANIZATION

     This is a reorganizing Plan. The Debtor seeks to satisfy its obligations to Creditors by issuing to them a combination of cash ($40,000) and stock (80,000 shares) in this reorganized company in exchange for their respective claims and interests. The Debtor's Equity Interest Holders will retain 5,000 common shares in the reorganized company. Additionally, the Debtor will issue to its Creditors and Equity Interest Holders stock in each of the Debtor's four subsidiaries and will divest itself of all ownership in these companies.

                                 II. DEFINITIONS

     As used herein, the following terms shall have the following meanings:

     1. "Administrative Claim" means a Claim entitled to priority pursuant to
Section 507(a)(1) or Section 507(b) of the Bankruptcy Code. Such Claims include, without limitation, a Claim for payment of an administrative expense of the kind specified in Section 503(b) of the Bankruptcy Code, including without limitation, the actual and necessary costs and expenses of preserving and operating the Debtor's Estate, compensation and reimbursement of expenses for professional services awarded under Sections 330(a) and/or 331 of the Bankruptcy Code, and all fees and charges assessed against the Debtor's Estates pursuant to Chapter 123 of Title 23, United States Code.

     2. "Administrative Claimant" means the holder of an Allowed Administrative Claim.

     3. "Allowed Claim" means a Claim against the Debtor to the extent that:

          a.   Proof of such Claim was:

               (1)  Timely filed;

               (2) Deemed filed pursuant to Section 1111(a) of the Bankruptcy Code; or

               (3) Late filed with leave, and pursuant to Final Order, of the Court; and

          b.   (1)  No objection to such Claim is filed with the Court;

               (2)  The Court, pursuant to Final Order, allows such
                    Claim; or

               (3)  The Plan allows such Claim.

     4. "Allowed Secured Claim" means a Secured Claim which is or has become an Allowed Claim.

     5. "Allowed Tax Claim" means a Tax Claim, which is or has become an Allowed Claim, and does not include claims, held by Tax Claimants assessed on the basis of taxable income of the Debtor earned or arising after the Petition Date.

     6. "Allowed Unsecured Claim" means any Allowed Claim which is not an Administrative Claim, a Secured Claim, a Tax Claim, a Priority Claim, or an Insider Claim.

     7. "Bankruptcy Code" means Title 11 of the United States Code, Section 101, et seq., as amended.

     8. "Bankruptcy Rules" means, collectively, the Federal Rules of Bankruptcy Procedure and the Local Bankruptcy Rules for the Central District of California as now in effect or hereafter amended.

     9. "Bar Date" means the date set by the Bankruptcy Court as the last day to file proofs of claim in this case.

     10. "Business Day" means any day except Saturday, Sunday or any other day on which state or federal law authorizes commercial banks in Santa Barbara, California, to close.

     11. "Case" means the Voluntary Chapter 11 Bankruptcy Case of Spicy Gourmet Organics, Inc., after it is filed with the United States Bankruptcy Court for the Central District of California. The case has not yet been filed.

     12. "Chapter 11" means Chapter 11 of the Bankruptcy Code.

     13. "Claim" means any right to payment from the Debtor that arose prior to Confirmation, whether or not such right or demand is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, un-matured, disputed, undisputed, legal, equitable, secured or unsecured, or, any right or equitable remedies for breach of performance, if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, un-matured, disputed, undisputed, legal, equitable, secured or unsecured.

     14. "Claimant" means the holder of any Allowed Claim.

     15. "Class" means a class of Claims or Equity Interests described in this Plan.

     16. "Confirmation" means the entry of the Order of Confirmation confirming the Plan pursuant to Section 1129 of the Bankruptcy Code.

     17. "Court" means the United States Bankruptcy Court for the Central District of California, or such other Court as has jurisdiction over the Case.

     18. "Debtor" means Spicy Gourmet Organics, Inc., a California corporation, the debtor in the Case.

     19. "Disbursinq Agent" means Debtor or such other party as the Court may designate.

     20. "Disclosure Statement" means the Disclosure Statement describing the Plan and containing adequate information thereon in conformity with Section 1125 of the Bankruptcy Code.

     21. "Disputed Claim" means a Claim either: (a) scheduled by the Debtor as disputed, contingent or unliquidated in the Schedules to be filed with the Court, as may be amended or modified; or (b) as to which an objection has been filed and which objection either (i) has not been withdrawn or (ii) has not been determined by a Final Order.

     22. "Effective Date" means that date which is eleven (11) days after the entry of the Order of Confirmation.

     23. "Estate" means the estate in the Case created pursuant to Section 541(a) of the Bankruptcy Code.

     24. "Final Order" means an order, judgment, or other decree of the Court or any court of competent jurisdiction as to which: (a) the operation or effect has not been reversed, stayed, modified or amended; (b) any appeal that has been or may be taken has been resolved; or (c) the time for appeal, review or rehearing has expired.

     25. "The Yonja Group, A.S." or "Yonja" means The Yonja Group, A.S., a corporation formed under the Laws of Turkey and based in Istanbul, Turkey which is engaged in the retail and wholesale sales of products in Turkey.

     26. "Interest" means: (a) the common or preferred stock of the Debtor; and
(b) any right, warrant or option, however arising, to acquire the common or preferred stock or any other equity interest, or any rights therein, of the Debtor.

     27. "Order of Confirmation" means the Order of the Court confirming the Plan pursuant to Section 1129 of the Bankruptcy Code.

     28. "Petition Date" means the date on which Debtor's voluntary petition for bankruptcy is filed.

     29. "Plan" means the Debtor's "Plan of Reorganization" as may be further amended.

     30. "Post-Consolidated Common" means the shares of the Debtor's common stock after all shares currently issued and outstanding as of the date hereof have been consolidated into a total of approximately 5,000 shares.

     31. "Pre-Consolidated Common" means the 1,000,000 shares of Debtor's common stock, which are issued and outstanding as of the date hereof.

     32. "Priority Claim" means a claim entitled to priority under section 507(a) of the Bankruptcy Code, other than an Administrative Claim or a Tax Claim.

     33. "Pro Rata" means the ratio that the amount of a particular Allowed Claim or Interest bears to the total amount of Allowed Claims or Interests of the same Class.

     34. "Reorganized Debtor" means the Debtor after Confirmation of the Plan.

     35. "Schedules" means the Schedules of Assets and Liabilities to be filed by the Debtor with the Court, including any amendments thereto.

     36. "Secured Claim" means a claim which is secured by a properly perfected lien on, or security interest in, any property of the Debtor's Estate, only to the extent provided in Section 506(a) and 506(b) of the Bankruptcy Code.

     37. "Securities Act" means the Securities Act of 1933, as amended.

     38. "Subsidiaries" means the four business divisions currently owned and operated by the Debtor and their incorporated successors: Retail Sales, Wholesale Sales, Importing, and Manufacturing.

     39. "Tax Claim" means a claim entitled to priority pursuant to Section 507(a)(8) of the Bankruptcy Code.

     40. "Tax Claimant" means the holder of an Allowed Tax Claim.

     41. "Unit" means one (1) share of Post-Consolidated Common Stock and one
(1) Class A Warrant, one (1) Class B Warrant, one (1) Class C Warrant, one (1) Class D Warrant, and one (1) Class E Warrant.

     42. "Unit Holder" means the holder of a Unit issued pursuant to the Plan.

     43. "Warrant" means a right to purchase a share of stock of the Reorganized Debtor to be issued pursuant to the Plan. One (1) Warrant shall entitle the holder thereof to acquire one (1) share of Post-Consolidation Common Stock upon payment of the stated exercise price. The exercise price for the Class A Warrant will be $3.00; for the Class B Warrant it will be $4.00; for the Class C Warrant it will be $5.00; for the Class D Warrant it will be $6.00; for the Class E Warrant it will be $7.00. The exercise price for a Warrant may be reduced, but not increased, by vote of the Board of Directors of the Corporation. All Warrants shall expire, if not previously exercised, five years after the Effective Date, defined supra, unless extended or called by vote of the Board of Directors of the Corporation. If called, the Directors shall give holders of the Warrants a period of not less than thirty (30) days following notice of the call during which they may exercise their Warrants.

     TERMS DEFINED IN THE BANKRUPTCY CODE.

     A term not otherwise defined here, but used in the Bankruptcy Code, shall have the definition assigned to such term in the Bankruptcy Code.

     RULES OF INTERPRETATION, COMPUTATION OF TIME AND GOVERNING LAW.

     1. Rules of Interpretation.

     For purposes of the Plan: (a) whenever from the context it is appropriate, each term, whether stated in the singular or the plural, shall include both the singular and the plural; (b) any reference in the Plan to a contract, instrument, release or other agreement or document being in a particular form or on particular terms and conditions means that such agreement or document shall be substantially in such form or substantially on such terms and conditions; (c) any reference in the Plan to an existing document or exhibit filed or to be filed means such document or exhibit, as it may have been or may be amended, modified or supplemented; (d) unless otherwise specified, all references in the Plan to Sections, Articles and Exhibits are references to Sections, Articles and Exhibits of or to the Plan or Disclosure Statement as the case may be; (e) the words "herein" and "hereto" refer to the Plan in its entirety rather than to a particular portion of the Plan; (f) any reference in this Plan to the word

"including" shall mean "including without limitation"; and (g) captions and headings to Articles and Sections are inserted for convenience of reference only and are not intended to be a part of, or to affect, the interpretation of the Plan.

     2. Computation of Time.

     In computing any period of time prescribed or allowed by the Plan or Disclosure Statement, the provisions of Bankruptcy Rule 9006(a) shall apply.

     3. Governing Law.

     Except to the extent that the Bankruptcy Code or Bankruptcy Rules are applicable, and subject to the provisions of any contract, instrument, release or other agreement or document entered into in connection with the Plan, the rights and obligations arising under the Plan shall he governed by, and construed and enforced in accordance with, the laws of the State of California, without giving effect to the principles of conflict of the laws of the State of California.

         III. CLASSIFICATION AND TREATMENT OF CLAIMS & EQUITY INTERESTS

     A. GENERAL OVERVIEW

     As required by the Bankruptcy Code, the Plan classifies claims and equity interests in various classes according to their right to priority. The Plan states whether each class of claims or equity interests is impaired or unimpaired. The Plan provides the treatment each class will receive.

     1. UNCLASSIFIED CLAIMS

     Certain types of claims are not placed into voting classes; instead they are unclassified. They are not considered impaired and they do not vote on the Plan because they are automatically entitled to specific treatment provided for them in the Bankruptcy Code. As such, the Proponent has not placed the following claims in a class.

     (a) Administrative Expenses

     Administrative expenses are claims for costs or expenses of administering the Debtor's Chapter 11 case which are allowed under Code section 507(a)(2). The Bankruptcy Code requires that all administrative claims be paid on the Effective Date of the Plan, unless a particular claimant agrees to a different treatment.

     The following chart lists all of the Debtor's ss. 507(a)(2) administrative claims and their treatment under the Plan:

NAME                AMOUNT OWED                      TREATMENT
----                -----------                      ---------

Administrative       Up to                To be paid on or before June 30, 2015,
Lenders              $50,000              with interest at an annual rate of 6%,
(no more than        if not               with the option to convert the debt to
ten persons)         converted            Units (defined above) in the
                                          Reorganized Debtor and in each of the
                                          four Subsidiaries at a ratio of one
                                          Unit per five cents ($0.05) of loan
                                          principal within two years of the
                                          Effective Date of the Plan.

Daniel C. Masters    Subject to Court     Subject to approval by the Court, fee
Attorney for         approval, an         to be paid upon entry of a final order
Debtor               estimated fee of     approving fee application.
                     $40,000 (1)

Clerk's Office
Fees                 Unknown              Paid in full on Effective Date

Office of the
U.S. Trustee Fees    $3,000 (estimated)   Paid in full on Effective Date

TOTAL                $43,000 (ESTIMATED)

----------
1. This figure is an estimate. The amount paid will be based on an hourly fee of $400 and must be approved by the Court.

     Court Approval of Fees Required:

     The Court must rule on all fees paid to professionals employed by the estate before the professional will be entitled to receive such fees.

     (b) Priority Tax Claims

     Priority tax claims include certain unsecured income, employment and other taxes described by Code Section 507(a)(8). The Bankruptcy Code requires that each holder of such a Section 507(a)(8) priority tax claim receive the present value of such claim in deferred cash payments, over a period not exceeding six years from the date of the assessment of such tax. The Debtor is not aware of any priority tax claims.

     2. CLASSIFIED CLAIMS AND EQUITY INTERESTS

     (a) Classes of Secured Claims

     Secured Claims are claims secured by liens on property of the estate. The Debtor is not aware of any Secured Claims.

     (b) Classes of Priority Unsecured Claims

     Certain priority claims that are referred to in Code Sections 507(a)(1),
(4), (5), (6), and (7) are required to be placed in classes. The Debtor is not aware of any claim that would qualify as an unsecured priority claim pursuant to Sections 507(a)(1), (4), (5), (6), or (7) of the Bankruptcy Code under this Plan.

     (c) Class of General Unsecured Claims

     General unsecured claims are unsecured claims not entitled to priority under Code Section 507(a). The Debtor has identified one class of holders of general unsecured claims. The following chart identifies this Plan's treatment of the class containing all of the Debtor's general unsecured creditor claims:

                              IMPAIRED
CLASS #     DESCRIPTION        (Y/N)                  TREATMENT
-------     -----------        -----                  ---------

1            General            Yes       In full satisfaction of their
             Unsecured                    respective Allowed Unsecured Claims,
             Claims of                    each Holder of an Allowed Class 1
             Creditors                    Claim shall receive, immediately
                                          following the Effective Date:

             Total amount                 (A) the Holder's PRO RATA share of a
             of claims =                  cash pool of Forty Thousand Dollars
             $851,628                     ($40,000); and
             (estimated)                  (B) the Holder's PRO RATA share of a
                                          pool of Eighty Thousand (80,000)
                                          Post-Consolidation Shares of Common
                                          Stock in the Reorganized Debtor; and

                                          (C) the Holder's PRO RATA share of a
                                          pool of Eighty Thousand (80,000)
                                          Shares of Common Stock in each of the
                                          Debtor's Subsidiaries.
                                          (D) the Holder's PRO RATA share of 25%
                                          of gross profits (defined as gross
                                          sales minus the cost of goods sold)
                                          derived from all sales of spices and
                                          related products made by the
                                          Subsidiaries during the three years
                                          following confirmation of the Plan, or
                                          until aggregate distributions to
                                          Creditors made under the Plan (all
                                          cash payments and total value of
                                          Stock) shall equal the total amount of
                                          Creditor Claims, whichever occurs
                                          first.
                                          No fractional shares shall be issued.
                                          All calculations of shares in the
                                          Reorganized Debtor and its
                                          Subsidiaries to be issued to Holders
                                          of Unsecured Claims shall be rounded
                                          up or down to the nearest whole share.

     (d) Class of Equity Interest Holders

     Equity Interest Holders are the parties who hold ownership interest (i.e., equity interest) in the Debtor. In this case the Debtor is a corporation, therefore entities holding preferred or common stock in the Debtor are equity interest holders. The following chart identifies the Plan's treatment of all equity interest holders:

                              IMPAIRED
CLASS #     DESCRIPTION        (Y/N)                  TREATMENT
-------     -----------        -----                  ---------
2            Equity Interest      Yes     This class consists of the
             Holders                      Pre-Consolidation Common Stock
             (holders of                  Interests in Debtor. This class holds,
             Shares of                    as of the date hereof, a total of
             Debtor's                     1,000,000 shares of Debtor's common
             Common Stock)                stock. Debtor's Common Stock will be
                                          consolidated such that Holders of
                                          Class 2 Equity Interests shall receive
                                          the following in full satisfaction of
                                          all Claims, Debts, Management Fees,
                                          Dividends and Interests:
                                          (A) The Holder's PRO RATA share of a
                                          pool of Five Thousand (5,000)
                                          Post-Consolidation Shares of Common
                                          Stock in the Reorganized Debtor; and

                                          (B) Dinesh Perera, the principal
                                          shareholder of the Debtor, will
                                          receive 100,000 shares of Common Stock
                                          in each of the Debtor's Subsidiaries
                                          as partial compensation for his
                                          continued management of them.
                                          No fractional shares shall be issued.
                                          All calculations of shares in the
                                          Reorganized Debtor and its
                                          Subsidiaries shall be rounded up or
                                          down to the nearest whole share.

                       IV. MEANS OF EFFECTUATING THE PLAN

A. FUNDING FOR THE PLAN

     The Debtor will file a Motion to borrow funds pursuant to Bankruptcy Code ss. 364(c) and (f). The Debtor's Motion to borrow funds is an integral part of this Plan. The Motion calls for authorization for the Debtor to borrow up to $50,000. These funds will be used to pay the administrative expenses of the bankruptcy. In return for these funds the Debtor will issue notes which shall be due and payable on June 30, 2015 and will bear interest at the rate of 6%, payable annually. The Notes will be issued to no more than ten persons. Anytime within two years after the Effective Date of the Plan, holders of the Debtor's Notes may elect to convert such notes to Units in the Debtor and in the Debtor's Subsidiaries at a ratio of one (1) Unit per five cents ($0.05) of loan principal. Each such Unit will consist of one (1) share of the Debtor's common stock and one (1) "A" Warrant allowing the holder to purchase one share of Debtor's common stock at an exercise price of $3.00, one (1) "B" Warrant allowing the holder to purchase one share of Debtor's common stock at an exercise price of $4.00, one (1) "C" Warrant allowing the holder to purchase one share of Debtor's common stock at an exercise price of $5.00, one (1) "D" Warrant allowing the holder to purchase one share of Debtor's common stock at an exercise price of $6.00, and one (1) "E" Warrant allowing the holder to purchase one share of Debtor's common stock at an exercise price of $7.00. All warrants are exercisable at any time during the five year period immediately following the Effective Date.

     Notwithstanding any other provision governing the Warrants, if as of the date of exercise, the Debtor or one of its Subsidiaries, as the case may be, has registered its Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended, a Warrant Holder may not exercise Warrants in that company to the extent that immediately following such exercise the Holder would beneficially own more than 4.99% of the outstanding Common Stock of the registered company. For this purpose, a representation of the Holder that following such exercise it would not beneficially own more than 4.99% of the outstanding Common Stock of the company shall be conclusive and binding upon the company.

     The exercise price for a Warrant may be reduced, but not increased, by vote of the Board of Directors of the Corporation. All Warrants shall expire, if not previously exercised or cancelled, five years after the Effective Date, unless extended or called by vote of the Board of Directors of the Corporation. If called, the Directors shall give holders of the Warrants a period of not less than thirty (30) days following notice of the call during which they may exercise their Warrants. A holder of Warrants may convert the Warrants, in whole or in part, to Common Stock without paying the cash exercise price. In that case the number of shares of Common Stock to be issued will be determined by dividing
(a) the aggregate fair market value, as of the date of conversion, of the shares of Common Stock of the Company which would be issuable upon exercise of the Warrants to be converted minus the aggregate Warrant Exercise Price of the shares of Common Stock of the Company which would be issuable upon exercise of the Warrants by (b) the said fair market value of one share of the Common Stock of the Company.

     Assuming the Motion to borrow funds is approved, the Debtor will have sufficient cash on hand on the Effective Date to make the payments required under the Plan.

B. PROPOSED FUNDING BY YONJA

     Management of Yonja has agreed to provide additional funding, up to a maximum of $40,000, to supplement the Debtor's cash and to ensure that there will be sufficient funds on hand at the Effective Date to make the payments required under the Plan. Yonja earned a net profit of approximately $461,439 in the year ending December 31, 2009 and will provide the proposed $40,000 funding from its cash on hand. Because the Debtor will acquire Yonja, effectively merging Yonja's operations into the Debtor, no repayment of these funds by the Debtor to Yonja need be made.

C. THE DEBTOR'S BUSINESS OPERATIONS & MANAGEMENT AFTER PLAN CONFIRMATION

     After the Effective Date of the Plan, the Reorganized Debtor will continue its business and manage its affairs without the supervision of the Bankruptcy Court. The Reorganized Debtor will immediately acquire The Yonja Group, A.S. (hereafter "Yonja") by issuing to Yonja's owner, Yuksel Pisik, 4,000,000 shares of the Reorganized Debtor's Common Stock.

     The CEO and COO of Yonja, Yuksel Pisik and Okan Torun, will become the Directors and the CEO and COO respectively of the Reorganized Debtor. Thereafter, the Reorganized Debtor will be managed by Mr. Pisik and Mr. Torun. The Board of Directors of the Reorganized Debtor shall have all of the powers granted to any board of directors by the California codes and other applicable state or federal laws, and it may act pursuant to any and all powers granted to it under the California Corporation Code including entering into agreements to transfer, convey, encumber, use, license and lease any and all of its assets, issue securities, and/or acquire companies or assets for securities or debt. The Board of Directors of the Reorganized Debtor may also reincorporate the Debtor in another U.S. jurisdiction. Information concerning the background and qualifications of Mr. Pisik and Mr. Torun is set forth in the Disclosure Statement.

     To implement this Plan, the Board of Directors of the Reorganized Debtor shall take all steps required by the Code and other state and federal laws and all steps desirable in furtherance of its business plan and, in order to perform such implementation in a cost effective manner, the Board of Directors shall have the authority to vary, alter or revise any of the steps outlined in this Plan or necessary to its business without shareholder approval so long as such change does not negatively affect any of the distributions provided for by the Plan.

     After implementing the proposed Plan of Reorganization, the Reorganized Debtor will have the following share structure: 80,000 Common Shares will be held, PRO RATA according to amount owed them by the Debtor, by the Class 1 Unsecured Creditors, and 5,000 Common Shares will be held, PRO RATA according to number of shares they now hold in the Debtor, by the Class 2 Equity Interest Holders / Shareholders. An additional 4,000,000 Common Shares will be held by the former owner of Yonja, Yuksel Pisik, paid to him in exchange for his interests in Yonja. Thus there will be a total of approximately 4,085,000 shares issued and outstanding in the Reorganized Debtor immediately after the Effective Date.

     In addition, up to 1,000,000 Units, including 1,000,000 Common Shares, will be held by administrative lenders if these lenders choose to convert their Notes to Units. In that event, there would be a total of approximately 5,085,000 shares issued and outstanding in the Debtor. Further, there would be 5,000,000 warrants outstanding convertible into an additional 5,000,000 Common Shares. Conversion of all of these Warrants at the stated exercise price would require an investment totaling $25,000,000 and would increase the total number of shares issued and outstanding to 10,085,000.

     All securities issued to creditors (including administrative claimants) and equity interest holders under the Plan will be issued exempt from any and all state and federal securities registration requirements pursuant to Section 1145 of the Bankruptcy Code.

D. THE DIVESTITURE AND MANAGEMENT OF THE SUBSIDIARIES AFTER CONFIRMATION

     In support of the Debtor's Plan of Reorganization, and in order to enhance the Debtor's distribution to its Creditors, all of the Debtor's Subsidiaries will become independent operating companies, owned by the Debtor's creditors and its President, Dinesh Perera, and, potentially, by its administrative lenders. The President of each Subsidiary will be Dinesh Perera, the current President of the Debtor and the Subsidiaries. Information concerning the background and qualifications of Mr. Perera is set forth in the Disclosure Statement.

     The Debtor will distribute Shares and Units in each of its Subsidiaries as follows: 80,000 Common Shares will be held, PRO RATA according to amount owed them by the Debtor, by the Class 1 General Unsecured Creditors, and 100,000 Common Shares will be held by Dinesh Perera, the President of each Subsidiary. Thus there will be a total of 180,000 shares issued and outstanding in each of the Subsidiaries.

     In addition, up to 1,000,000 Units (including 1,000,000 Common Shares) will be held by administrative lenders in each Subsidiary if these lenders choose to convert their Notes to Units. In that event, there would be a total of approximately 1,180,000 shares issued and outstanding in each of the Subsidiaries. Further, there would be 5,000,000 warrants outstanding convertible into an additional 5,000,000 Common Shares. Conversion of all of these Warrants would require an investment totaling $25,000,000 in each Subsidiary in which the Warrants were exercised.

     Any shares held by the Reorganized Debtor in any of the Subsidiaries following the above distributions will be cancelled and there will be no further relationship between or among the Debtor and its former Subsidiaries. The Debtor's Subsidiaries will emerge from the proceedings as independent companies.

     The Directors of the Subsidiaries shall take all steps required or desirable in reorganizing and revitalizing the Subsidiaries, including incorporating or reincorporating them in another jurisdiction or under another name.

E. DISBURSING AGENT AND METHOD OF DISTRIBUTION

     The Reorganized Debtor shall act as the Disbursing Agent for the purpose of making all distributions provided for under the Plan which are required to be made on or immediately following the Effective Date. This Disbursing Agent shall serve without bond and shall receive no compensation for distribution services rendered and expenses incurred pursuant to the Plan. The Reorganized Debtor shall hold any checks paid to Creditors by the Reorganized Debtor which are returned as undeliverable for a period of six months after the date the check was first mailed. Any checks not claimed or cashed after six months will revest in the Reorganized Debtor.

     One or more of the Subsidiaries shall act as the Disbursing Agent for the purpose of making all quarterly distributions from the gross profits on sales of spices and related products earned by the Subsidiaries. The Subsidiary shall hold any checks returned as undeliverable for a period of six months after the date the check was first mailed. Any checks not claimed or cashed after six months will be held by the Subsidiary. If funds are still owed to creditors three years after the Effective Date, funds from checks not previously claimed or cashed will be distributed to the remaining creditors. However, if funds are not owed to creditors three years after the effective date, funds from checks not previously claimed or cashed will revest in the issuing Subsidiary.

     The Reorganized Debtor shall retain the services of a bonded stock transfer agent to prepare stock certificates and maintain records of stock ownership in the Reorganized Debtor and in each Subsidiary. Evidence of stock ownership will be distributed to all Class 1 general unsecured creditors and all Class 2 equity interest holders, and, if they convert their loans to equity, to the administrative lenders. All creditors and interest holders will be informed of the information they must provide to the transfer agent and the procedure they must follow to obtain their certificates. Any certificates not claimed after six months will revest in the issuer corporation.

F. RETENTION OF CLAIMS

     The following claims shall be retained by the bankruptcy estate post-confirmation or, if owned by the Debtor's Subsidiaries, shall be vested in the bankruptcy estate on the Effective Date: (1) all avoidance actions arising under the Bankruptcy Code or under state law, (2) all claims by the Debtor and/or its Subsidiaries against officers, directors, or insiders, (3) all contract, tort or other claims of any kind held by the Debtor and/or its Subsidiaries against third parties, and (4) all claims for equitable subordination. Any net proceeds from the prosecution of such claims shall be deposited into a bank account for the benefit of Unsecured Creditors and shall be distributed PRO RATA to them.

G. UNITED STATES TRUSTEE QUARTERLY FEES

     The Reorganized Debtor shall be responsible for timely payment of fees incurred pursuant to 28 U.S.C. ss. 1930(a)(6). After confirmation, the

Reorganized Debtor shall file with the Court and serve on the United States Trustee a quarterly financial report regarding all income and disbursements, including all plan payments, for each quarter (or portion thereof) the case remains open.

H. OTHER PROVISIONS OF THE PLAN

     Executory Contracts and Unexpired Leases

     (1) Assumptions

     The Debtor will not assume any pre-petition executory contracts or unexpired leases as obligations under this Plan.

     (2) Rejections

     Every contract not specifically assumed is hereby rejected. The Order Confirming the Plan shall constitute an Order approving the rejection of the lease or contract. If you are a party to a contract or lease to be rejected and you object to the rejection of your contract or lease, you must file and serve your objection to the Plan within the deadline for objecting to the confirmation of the Plan. Any such objections not timely filed and served shall be disallowed.

     THE BAR DATE FOR FILING A PROOF OF CLAIM BASED ON A CLAIM ARISING FROM THE REJECTION OF A LEASE OR CONTRACT HAS NOT YET BEEN SET BY THE COURT. You will be notified as soon as a Claims Bar Date is set. Any claim based on the rejection of a contract or lease will be barred if the proof of claim is not timely filed, unless the Court later orders otherwise.

I. RETENTION OF JURISDICTION

     The Court will retain jurisdiction to the extent provided by law.

                      V. EFFECT OF CONFIRMATION OF THE PLAN

     A. DISCHARGE

     This Plan provides that upon confirmation of the Plan, the Debtor shall be discharged of liability for payment of debts incurred before confirmation of the Plan to the extent specified in 11 U.S.C. ss. 1141. However, the discharge will not discharge any liability imposed by the Plan.

     B. REVESTING OF PROPERTY IN THE DEBTOR

     Except as provided elsewhere in the Plan, the confirmation of the Plan revests all of the property of the estate in the Debtor.

     C. MODIFICATION OF PLAN

     The Proponent of the Plan may modify the Plan at any time before confirmation. However, the Court may require a new disclosure statement and/or new vote on the Plan.

     The Proponent of the Plan may also seek to modify the Plan at any time after confirmation only if (1) the Plan has not been substantially consummated and (2) the Court authorizes the proposed modifications after notice and a hearing.

     D. POST-CONFIRMATION QUARTERLY REPORTS

     Quarterly after entry of the order confirming the Plan, the Plan Proponent shall file Quarterly Post-Confirmation Reports with the Court and pay Trustee's fees in accordance with the United States Trustee's Operating and Reporting Requirements. The report shall be served on the United States Trustee, the members of the Official Committee of Creditors (if any), and those parties who have requested special notice.

     E. POST-CONFIRMATION CONVERSION/DISMISSAL

     A creditor or party in interest may bring a motion to convert or dismiss the case under ss. 1112(b), after the Plan is confirmed, if there is a default in performing the Plan. A default shall be deemed to have occurred if the Debtor or any party in interest fails to take any action required of that party under the Plan or Confirmation Order. If the Court orders the case converted to Chapter 7 after the Plan is confirmed, then all property that had been property of the Chapter 11 estate, and that has not been disbursed pursuant to the Plan, will revest in the Chapter 7, estate. The automatic stay will be reimposed upon the revested property, but only to the extent that relief from stay was not previously authorized by the Court during this case.

     F. FINAL DECREE

     Once the estate has been fully administered as referred to in Bankruptcy Rule 3022, the Plan Proponent, or such other party as the Court shall designate in the Plan Confirmation Order, shall file a motion with the Court to obtain a final decree to close the case.

                                           Dated: October 7, 2010

Spicy Gourmet Organics, Inc.


By: Dinesh Perera
President

Spicy Gourmet Retail, Spicy Gourmet Wholesale, Spicy Gourmet Imports, and Spicy Gourmet Manufacturing, Co-Proponents


By: Dinesh Perera
Manager


By: Erich Fock
Co-Proponent

SUBMITTED BY:



Daniel C. Masters
Attorney for Spicy Gourmet Organics, Inc.